SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VARIFLEX, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

922242-10-2

(CUSIP Number)

Mark S. Siegel

1801 Century Park East, Suite 1111

Los Angeles, CA 90067

Copy to:

Allison Keller

O’Melveny & Myers LLP

1999 Avenue of the Stars, 7th Floor

Los Angeles, CA 90067

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	NAME OF REPORTING PERSON Remy Capital Partners IV, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With

(7)    SOLE VOTING POWER

                - 0 - shares of Common Stock

(8)    SHARED VOTING POWER

                 4,217,396 shares of Common Stock

(9)    SOLE DISPOSITIVE POWER

                 2,066,667 shares of Common Stock

(10)    SHARED DISPOSITIVE POWER

                - 0 - shares of Common Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,217,396 shares of Common Stock
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.3%
(14)	TYPE OF REPORTING PERSON PN

(1)	NAME OF REPORTING PERSON Remy Investors, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With

(7)    SOLE VOTING POWER

                 - 0 - shares of Common Stock

(8)    SHARED VOTING POWER

                 4,217,396 shares of Common Stock

(9)    SOLE DISPOSITIVE POWER

                2,066,667 shares of Common Stock

(10)    SHARED DISPOSITIVE POWER

                 - 0 - shares of Common Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,217,396 shares of Common Stock
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.3%
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	NAME OF REPORTING PERSON Mark S. Siegel
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5).	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number Of Shares Beneficially Owned By Each Reporting Person With

(7)    SOLE VOTING POWER

                - 0 - shares of Common Stock

(8)    SHARED VOTING POWER

                4,217,396 shares of Common Stock

(9)    SOLE DISPOSITIVE POWER

                2,066,667 shares of Common Stock

(10)    SHARED DISPOSITIVE POWER

                 - 0 - shares of Common Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,217,396 shares of Common Stock
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.3%
(14)	TYPE OF REPORTING PERSON IN

Schedule 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Statement”) filed by (i) Remy Capital Partners IV, L.P., a Delaware limited partnership (“Remy”), (ii) Remy Investors, LLC, a Delaware limited liability company (“Investors”), and (iii) Mark S. Siegel, an individual (“Siegel”), (collectively, the “Reporting Persons”) on November 26, 1997, relating to the beneficial ownership of shares of common stock, par value $0.001 per share, of Variflex, Inc. (the “Company” or “Variflex”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Statement.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety:

(a) This statement is filed by the Reporting Persons. In addition, the information set forth in Items (b) through (f) below is included with respect to Kenneth N. Berns (“Berns”), an individual, a member of Investors and a director of Variflex.

Remy is a private investment and consulting partnership formed for the purpose of (i) the purchase and sale of securities for its own account; and (ii) the provision of consulting services. Investors is the sole general partner of Remy. Siegel is the president and sole managing member of Investors. Siegel is in a position to determine the investment and voting decisions made by Investors and, consequently, by Remy. Therefore, Siegel is the beneficial owner of the shares of common stock of Variflex acquired by Remy, and the Reporting Persons may be deemed to be a “group” within the meaning of Rule 13d-5 under the Securities and Exchange Act of 1934 (the “Exchange Act”) with respect to such shares. In addition, pursuant to the Voting Rights Agreement (as described below), the Reporting Persons and the Losi Entities (as described below) may also be deemed to be a “group” within the meaning of Rule 13d-5 under the Exchange Act with respect to the shares acquired by Remy.

(b) The business address of each of Remy, Investors, Siegel and Berns is: 1801 Century Park East, Suite 1111, Los Angeles, California 90067.

(c) The present principal occupation or employment of each of the Reporting Persons and Berns is as follows:

Remy:	private investment and consulting partnership

Investors:	general partner of Remy

Siegel:	President of Investors and certain of its affiliates

Berns:	Member of Investors and employee of certain of its affiliates

(d) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, Berns, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, Berns, has been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Siegel and Berns are each citizens of the United States of America.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety:

As of the date of this filing, except as set forth below, the Reporting Persons do not have any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The shares of common stock reported herein as beneficially owned by the Reporting Persons were acquired primarily for investment purposes, however the Reporting Persons are actively involved influencing the management and strategic direction of Variflex.

Pursuant to the terms of the Voting Rights Agreement, Remy and each of the Losi Entities have agreed to vote all of the shares of Variflex stock owned by them or which they have a right to vote and to take all such other action as may be necessary so that each of the following occurs and remains in effect throughout the term of the Voting Rights Agreement: (1) Variflex’s Board of Directors shall have no more than 6 members; and (2) 2 of such directors shall be individuals selected by Remy, 2 of such directors shall be individuals selected by a majority vote of the Losi Entities and 2 of such directors shall be “independent” directors.

On August 26, 2004, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Bravo Sports (“Parent”), BSV, Inc. (“Merger Sub”), and the Company, pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub would be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger. The Merger Agreement provides that, upon consummation of the Merger, holders of common stock of the Company will be entitled to receive $7.60 per share of common stock. In addition, upon consummation of the Merger, the holders of vested and exercisable stock options and warrants will be entitled to receive an amount in cash equal to the number of shares of common stock previously subject to the stock option and warrant, multiplied by the excess of the per share amount of cash paid in the Merger over the exercise price per share of common stock previously subject to the stock option and warrant.

In connection with the execution and delivery of the Merger Agreement, Remy and Losi Entities as the holders of over a majority of the votes entitled to be cast on the adoption of the Merger Agreement, delivered their written consent, subject to certain conditions, to the adoption and approval of the Merger Agreement and the Merger (the consent, the “Written Consent”). In addition, such entities and Parent entered into a support agreement, dated as of August 26, 2004 (the “Support Agreement”), pursuant to which such stockholders agreed, among other things, that prior to the earlier of the effective time of the Merger and the termination of the Merger Agreement, they will not sell or transfer their shares or withdraw their consent, subject to certain conditions.

The foregoing description of the Merger Agreement, the Written Consent and the Support Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Merger Agreement, the Written Consent and the Support Agreement, each of which is incorporated herein by reference. The Merger Agreement, the Written Consent and the Support Agreement are filed as Exhibits A, B and C, respectively, hereto.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety:

To the extent that the responses in this Item 5 relate to persons other than the Reporting Persons, said responses are qualified in that they are made to the best knowledge of the Reporting Persons.

(a) As of the date hereof, Remy and each of the Losi Entities is the beneficial owner of 4,217,396 shares of common stock of Variflex (the “Shares”). Of such Shares, (i) 400,000 (the “Remy Warrant Shares”) (ii) 200,000 (the “Ray Losi Warrant Shares”) and (iii) 100,000 (the “Jay Losi Warrant Shares”) are deemed to be beneficially owned by Remy and each of the Losi Entities pursuant to the Remy Warrant, that certain warrant dated as of November 18, 1997 by and between Ray Losi and Variflex (the “Ray Losi Warrant”) and that certain warrant dated as of November 18, 1997 by and between Jay Losi and Variflex (the “Jay Losi Warrant”), respectively, which warrants, subject to certain terms and conditions contained therein, are presently exercisable. Additionally, 60,000 of such Shares are deemed to be beneficially owned by Remy and each of the Losi Entities pursuant to the Jay Losi Options, including options which will be accelerated in connection with the merger. The Shares represent approximately 78.3% of the outstanding shares of common stock of Variflex (based upon the number of shares that were reported to be outstanding by Variflex as set forth in the Merger Agreement). Investors does not directly own any shares of the common stock of Variflex; however, by virtue of its position as the sole general partner of Remy, Investors may be deemed to own beneficially the Shares held by Remy. Similarly, Siegel does not directly own any shares of the common stock of Variflex; however, by virtue of his control over the investment and voting decisions of Investors, and therefore, Remy, Siegel may be deemed to own beneficially the Shares held by Remy. Therefore, Investors and Siegel are the indirect beneficial owners of 4,217,396 shares of common stock of Variflex, which constitutes approximately 78.3% of the outstanding shares of the common stock of Variflex.

(b) Remy, Investors and Siegel have the sole power to dispose or to direct the disposition of 2,066,667 shares (including 400,000 shares issuable pursuant to the Remy Warrant) of the common stock of Variflex held by Remy. Losi Enterprises has the sole power to dispose or to direct the disposition of 807,507 shares of the common stock of Variflex held by it. The general partner of Losi Enterprises, Inc. is Losi Properties, Inc., which is owned by the Losi Childrens Trust. As co-trustees of the Losi Childrens Trust, Jay and Kathy Losi each have sole power to dispose of or direct the disposition of 807,507 Shares held by Losi Enterprises. EML Enterprises has the sole power to dispose or to direct the disposition of 383,908 shares of the common stock of Variflex held by it. The general partners of EML Enterprises are the DKL Trust u/d/t January 23, 1995 (“DKL Trust”) and the RHL Trust u/d/t January 23, 1995 (“RHL Trust”). As trustees of the DKL and RHL Trusts, respectively, Jay and Diane Losi Coletti have the sole power to dispose or to direct the disposition of 383,908 shares held by EML Enterprises. Ray Losi, individually, and as trustee of the 1989 Raymond H. Losi Revocable Trust, has the sole power to dispose or to direct the disposition of 446,575 shares (including 200,000 shares issuable pursuant to the Ray Losi Warrant) of the common stock of Variflex held by Ray Losi and such trust. Ray Losi, as trustee of the Diane Losi Coletti Trust, has the sole power to dispose or direct the disposition of 26,301 shares held by such trust. Jay Losi has the sole power to dispose of or to direct the disposition of 160,000 shares issuable pursuant to the Jay Losi Warrant and the Jay Losi Options, while Jay Losi and Kathy Losi, as co-trustees of the Jay and Kathy Losi Revocable Trust, share the power to dispose or to direct the disposition of 120,000 shares of the common stock of Variflex held by such trust. Barbara Losi, as trustee of the 1989 Barbara Losi Revocable Trust, has the sole power to dispose or to direct the disposition of 106,438 shares of the common stock of Variflex held by such trust, and as general partner of The 1995 BL Limited Partnership (“BL”), has the sole power to dispose or to direct the disposition of 100,000 shares of the Shares held by such partnership.

Remy, Investors, Siegel and the Losi Entities may be deemed to share the power to vote or to direct the vote of 4,217,396 shares of the common stock of Variflex held by Remy and certain of the Losi Entities.

The following information is given in response to Item 5(b) of Schedule 13D with respect to each of the following persons with whom the power to vote or to direct the vote of the shares of common stock of Variflex acquired by Remy is shared pursuant to the Voting Rights Agreement: (i) Ray Losi, an individual and a Director of Variflex and the trustee of certain trusts party to the Voting Rights Agreement; (ii) Jay Losi, an individual and a Director, Chief Executive Officer and Chief Operating Officer of Variflex and the co-trustee of a trust party to the Voting Rights Agreement; (iii) Losi Enterprises, a California limited partnership; (iv) Kathy Losi, an individual and co-trustee of a trust party to the Voting Rights Agreement; (v) Barbara Losi, a former Director of Variflex and a trustee of a trust party to the Voting Rights Agreement; (vi) Diane Losi Coletti, an individual and trustee of certain trusts party to the Voting Rights Agreement; (vii) EML, a California limited partnership; (viii) BL, a California limited partnership.

The business address of each of the Losi Entities is: 5152 North Commerce Avenue, Moorpark, California 93021.

The present principal occupation or employment of each of the Losi Entities is as follows:

Ray Losi:	Director of Variflex and Consultant to Variflex

Jay Losi:	Director, Chief Executive Officer, and Chief Operating Officer of Variflex

Barbara Losi:	private investor

Kathy Losi:	controller for an individual investor

Diane Losi Coletti:	private investor

Losi Enterprises:	family limited partnership

EML:	family limited partnership

BL:	family limited partnership

During the last five years, to the knowledge of the Reporting Persons, none of the Losi Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, to the knowledge of the Reporting Persons, none of the Losi Entities has been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Persons, Ray Losi, Jay Losi, Barbara Losi and Kathy Losi and Diane Losi Coletti are all citizens of the United States of America.

(c) Other than as set forth in this Amendment, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past sixty (60) days by any person named pursuant to Item 2.

(d) To the best of the Reporting Persons’ knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Variflex which the Reporting Persons may be deemed to own beneficially.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety:

The responses set forth in Items 3 and 4 are incorporated herein by reference in their entirety.

Pursuant to the Voting Rights Agreement, Remy and each of the Losi Entities agreed to vote all of the shares of Variflex stock owned by them or which they have a right to vote and to take all such other action as may be necessary so that each of the following occurs and remains in effect throughout the term of the agreement: (i) Variflex’s Board of Directors shall have no more than 6 members; and (ii) 2 of such directors shall be individuals selected by Remy, 2 of such directors shall be individuals selected by a majority vote of the Losi Entities and 2 of such directors shall be “independent” directors. Each of Remy and the Losi Entities also granted to each other certain rights of first offer in the event that Remy or any of the Losi Entities desire to sell or transfer any of the shares of stock of Variflex owned by them to anyone other than a “Permitted Transferee”. The Voting Rights Agreement shall terminate on the earlier to occur of December 31, 2007 or the date in which Remy transfers all of the shares of stock of Variflex owned by it to its partners.

The foregoing description of the Voting Rights Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Voting Rights Agreement, which was filed as an Exhibit to the Statement and is incorporated herein by reference.

Pursuant to the Merger Agreement, the Company agreed to consummate the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement. In connection with the execution and delivery of the Merger Agreement, Remy and Losi Entities, as the holders of over a majority of the votes entitled to be cast on the adoption of the Merger Agreement, delivered the Written Consent whereby they adopted and approved the Merger Agreement and the Merger. In addition, in connection with the execution and delivery of the Merger Agreement, such entities and Parent entered into the Support Agreement, pursuant to which such stockholders agreed, among other things, that prior to the earlier of the effective time of the Merger and the termination of the Merger Agreement, they will not sell or transfer their shares or withdraw their consent, subject to certain conditions.

Item 7. Exhibits.

Item 7 is hereby amended by adding the following:

Exhibit A	Agreement and Plan of Merger, dated as of August 26, 2004, by and among Bravo Sports, BSV Inc. and Variflex, Inc (incorporated by reference from Variflex’s Report on Form 8-K filed August 26, 2004).

Exhibit B	Written Consent of Stockholders of Variflex, Inc., dated August 26, 2004 (incorporated by reference from Variflex’s Report on Form 8-K filed August 26, 2004).

Exhibit C	Support Agreement, dated as of August 26, 2004, by and between Bravo Sports, and Remy Capital Partners IV, L.P. and the Losi Entities (incorporated by reference from Variflex’s Report on Form 8-K filed August 26, 2004).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2004

REMY CAPITAL PARTNERS IV, L.P.

By:	Remy Investors, LLC,
General Partner

By:	/s/ Mark S. Siegel
Mark S. Siegel
Managing Member

REMY INVESTORS, LLC

By:	/s/ Mark S. Siegel
Mark S. Siegel
Managing Member

/s/ Mark S. Siegel
Mark S. Siegel